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(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

FOR IMMEDIATE RELEASE

                CINRAM ANNOUNCES FINAL COURT APPROVAL OF PLAN OF
            ARRANGEMENT FOR PROPOSED CONVERSION INTO AN INCOME TRUST

TORONTO, ON - May 1, 2006 - Cinram International Inc. ("Cinram" or the "Company") (TSX: CRW) announced today that the Ontario Superior Court of Justice has granted its final order approving the plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act for the proposed conversion of Cinram into Cinram International Income Fund, an income fund.

As previously announced, the Arrangement is subject to a number of conditions, including, but not limited to, the requirement that shareholders that are non-residents of Canada hold no more than 40% of total shares outstanding prior to the effective time. If all conditions to the implementation of the Arrangement have been satisfied or waived, the effective date of the Arrangement is expected to be on May 5, 2006 and the units of Cinram International Income Fund are expected to commence trading on the Toronto Stock Exchange on May 8, 2006.

The units of Cinram International Income Fund have been conditionally approved for trading on the Toronto Stock Exchange under the symbol CRW.UN.

ABOUT CINRAM

Cinram International Inc. is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

For further information, please contact:

Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com